EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Three and nine months ended September 30, 2012, and 2011

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	September 30, 2012	December 31, 2011
Assets

Current assets:
Cash and cash equivalents	10	$10,374	$20,316
Short-term investments	10	12,684	25,878
Trade and other receivables		15,816	17,164
Inventories	5 & 6	16,446	13,614
Prepaid expenses and other current assets	5	4,244	934
Total current assets		59,564	77,906
Property, plant and equipment	5 & 7	32,405	35,085
Intangible assets	5 & 8	5,013	2,249
Goodwill		48,106	48,106
Investments	9	667	635
Long-term trade receivables		970	1,126
Other long-term assets		211	183
Total assets		$146,936	$165,290

Liabilities

Current liabilities:
Bank operating line	10	$9,321	$4,587
Trade and other payables	5 & 11	15,593	22,693
Deferred revenue		2,806	3,560
Provisions	5 & 12	10,171	9,573
Finance lease liability	10	1,044	978
Total current liabilities		38,935	41,391
Finance lease liability	10	13,434	13,749
Deferred gain		5,308	5,653
Provisions	12	5,015	4,733
Convertible debenture	13	2,787	1,733
Employee future benefits		5,366	5,686
Total liabilities		70,845	72,945

Equity:
Share capital	5	845,630	837,686
Treasury shares		(309)	(515)
Contributed surplus		289,602	289,219
Accumulated deficit		(1,055,265)	(1,031,279)
Foreign currency reserve		261	209
Total equity attributable to equity holders		79,919	95,320
Dantherm Power A/S non-controlling interests		(3,828)	(2,975)
Total equity		76,091	92,345
Total liabilities and equity		$146,936	$165,290

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended September 30,		Nine months ended September 30,
Note	2012	2011	2012	2011
Revenues:
Product and service revenues	$14,154	$20,602	$37,971	$55,013
Cost of product and service revenues	12,141	16,667	31,426	45,270
Gross margin	2,013	3,935	6,545	9,743

Operating expenses:
Research and product development	4,744	6,243	14,986	20,355
General and administrative	4,062	2,884	9,498	10,036
Sales and marketing	1,657	2,518	5,508	7,596
Total operating expenses	10,463	11,645	29,992	37,987

Results from operating activities	(8,450)	(7,710)	(23,447)	(28,244)
Finance income (loss) and other	(436)	257	(136)	117
Finance expense	(469)	(345)	(1,232)	(937)
Net finance expense	(905)	(88)	(1,368)	(820)
Gain (loss) on sale of property, plant and equipment	24	333	(5)	757
Loss before income taxes	(9,331)	(7,465)	(24,820)	(28,307)
Income tax expense	(1)	(64)	(71)	(219)
Net loss for period	(9,332)	(7,529)	(24,891)	(28,526)

Foreign currency translation differences	(111)	350	22	225
Net gain on hedge of forward contracts	48	-	41	-
Comprehensive loss for period	$(9,395)	$(7,179)	$(24,828)	$(28,301)
Net loss attributable to:
Ballard Power Systems Inc.	$(8,950)	$(6,991)	$(24,027)	$(26,131)
Dantherm Power A/S non-controlling interest	(382)	(538)	(864)	(2,395)
Net loss for period	$(9,332)	$(7,529)	$(24,891)	$(28,526)
Comprehensive loss attributable to:
Ballard Power Systems Inc.	$(8,960)	$(6,809)	$(23,975)	$(26,014)
Dantherm Power A/S non-controlling interest	(435)	(370)	(853)	(2,287)
Comprehensive loss for period	$(9,395)	$(7,179)	$(24,828)	$(28,301)

Basic and diluted loss per share attributable to	$(0.10)	$(0.08)	$(0.28)	$(0.31)
Ballard Power Systems Inc.
Weighted average number of common shares outstanding	89,268,778	84,547,709	86,177,932	84,404,474

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

	Ballard Power Systems Inc. Equity						Dantherm Power A/S
	Number of shares	Share capital	Treasury shares	Contributed surplus	Accumulated deficit	Foreign currency reserve	Non- controlling interests	Total equity
Balance December 31, 2011	84,550,524	$837,686	$(515)	$289,219	$(1,031,279)	$209	$(2,975)	$92,345
Net loss	-	-	-	-	(24,027)	-	(864)	(24,891)
Acquisition (note 5)	7,136,237	7,493	-	-	-	-	-	7,493
Foreign currency translation for foreign operations	-	-	-	-	-	11	11	22
Net loss on hedge of forward contracts	-	-	-	-	-	41	-	41
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)
DSUs redeemed	52,120	314	-	(358)	-	-	-	(44)
RSUs redeemed	49,095	113	212	(415)	41	-	-	(49)
Options exercised	13,501	24	-	(7)	-	-	-	17
Share distribution plan	-	-	-	1,163	-	-	-	1,163
Balance, September 30, 2012	91,801,477	$845,630	$(309)	$289,602	$(1,055,265)	$261	$(3,828)	$76,091

	Ballard Power Systems Inc. Equity						Dantherm Power A/S
	Number of shares	Share capital	Treasury shares	Contributed surplus	Accumulated deficit	Foreign currency reserve	Non- controlling interests	Total equity
Balance, December 31, 2010	84,148,465	$836,245	$(670)	$289,444	$(995,023)	$-	$(413)	$129,583
Net loss	-	-	-	-	(26,131)	-	(2,395)	(28,526)
Foreign currency translation for foreign operations	-	-	-	-	-	117	108	225
Non-dilutive financing	-	-	-	(60)	-	-	-	(60)
Purchase of treasury shares	-	-	(234)	-	-	-	-	(234)
RSUs redeemed	373,410	2,037	484	(3,409)	69	-	-	(819)
Options exercised	25,834	48	-	(8)	-	-	-	40
Share distribution plan	-	-	-	2,866	-	-	-	2,866
Balance, September 30, 2011	84,547,709	$838,330	$(420)	$288,833	$(1,021,085)	$117	$(2,700)	$103,075

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2012	2011
Cash provided by (used for):

Operating activities:
Net loss for the period		$(24,891)	$(28,526)
Adjustments for:
Compensatory shares		1,166	2,903
Employee future benefits		(320)	(150)
Depreciation and amortization		4,598	4,416
Loss (gain) on sale of property, plant and equipment		(3)	(757)
Unrealized loss (gain) on forward contracts		(357)	439
		(19,807)	(21,675)
Changes in non-cash working capital:
Trade and other receivables		2,601	(7,628)
Inventories		(954)	(3,210)
Prepaid expenses and other current assets		(924)	90
Trade and other payables		(7,849)	(2,610)
Deferred revenue		(754)	(916)
Warranty provision		73	(1,148)
		(7,807)	(15,422)
Cash used by operating activities		(27,614)	(37,097)

Investing activities:
Net decrease in short-term investments		13,194	12,266
Additions to property, plant and equipment		(933)	(3,838)
Net proceeds on sale of property, plant and equipment and other		397	3,597
Net investments in associated companies	9	(32)	(97)
Other investment activities		(23)	(224)
		12,603	11,704
Financing activities:
Non-dilutive financing		-	(60)
Purchase of treasury shares		(6)	(234)
Payment of finance lease liabilities		(754)	(574)
Net proceeds from bank operating line	10	4,734	7,319
Net proceeds on issuance of share capital		17	40
Proceeds on issuance of convertible debenture from Dantherm Power A/S non-controlling interests		1,075	1,719
		5,066	8,210

Effect of exchange rate fluctuations on cash and cash equivalents held		3	156

Increase (decrease) in cash and cash equivalents		(9,942)	(17,027)
Cash and cash equivalents, beginning of period		20,316	51,937
Cash and cash equivalents, end of period		$10,374	$34,910

Supplemental disclosure of cash flow information (note 16).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets; and engineering services for a variety of fuel cell applications.  A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.  The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8.  The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2012 comprise the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).  The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

●	Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

●	Derivative financial instruments are measured at fair value; and

●	Employee future benefit plan assets are measured at fair value, determined directly by reference to quoted market prices.

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont’d):

(d)	Use of estimates and judgments:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to apply judgment when making estimates and assumptions that affect the amounts reported in these condensed consolidated interim financial statements and notes.  Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring management to make judgments include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes.  These estimates and judgments are discussed further in note 4.

(e)	Going concern:

These condensed consolidated interim financial statements have been prepared assuming the Corporation will continue as a going concern.  The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future.  While the Corporation believes that it has adequate liquidity in cash, working capital and non-core asset monetization opportunities to finance its operations, there are material risks and uncertainties that cause substantial doubt as to the Corporation’s ability to continue as a going concern. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on Fuel Cell Products revenue growth, improving overall gross margins, managing operating expenses and working capital requirements, and securing additional financing to fund its operations as needed including the potential sale of non-core assets.  Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations. These condensed consolidated interim financial statements do not include any adjustments or disclosures that would be required if assets are not realized and liabilities and commitments are not settled in the normal course of operations.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Significant accounting policies:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2011.  Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

4.	Critical accounting estimates and judgments:

The preparation of the condensed consolidated interim financial statements requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and the accompanying notes.  Actual results may differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. The Corporation’s most significant critical judgments are all related to estimation uncertainty.  At this time, the Corporation does not have any significant critical judgments related to the application of the Corporation’s accounting policies that do not involve estimation uncertainty.  The significant critical judgments related to estimation uncertainty are those judgments that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.  These significant critical judgments are discussed below:

(a)	Revenue recognition:

Revenues under certain contracts for product and engineering development services provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs.  Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting.  Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)	Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical accounting estimates and judgments (cont’d):

(b)	Asset impairment (cont’d):

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets.  These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units.  At least annually, the carrying value of goodwill and intangible assets is reviewed for potential impairment.  Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. These significant estimates require considerable judgment, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

(c)	Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received.  In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value.  Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory.  Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made.  If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical accounting estimates and judgments (cont’d):

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability.  Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees.  Actual results will differ from the recorded amounts based on these estimates and assumptions.

(f)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date.  Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Acquisition:

On August 1, 2012 (“acquisition date”), the Corporation completed an agreement to acquire key assets and product lines from IdaTech, LLC (“IdaTech”).  In exchange for 7,136,237 of the Corporation’s common shares valued at $7,493,000, the Corporation acquired IdaTech’s key assets including fuel cell systems inventory and product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a manufacturing facility, and certain property, plant and equipment.

The prepaid right to inventory and other current assets of approximately $2,252,000 relates to a contract manufacturing agreement including a supply commitment whereby IdaTech will provide additional units of finished goods inventory to the Corporation prior to January 31, 2013.  Payment of approximately $700,000 for the additional units will be made to IdaTech when the Corporation receives payment for the inventory units, as the units are sold.

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the acquired assets and liabilities have been included in the consolidated financial statements since the date of acquisition, and revenues since the acquisition date totaling $2,071,000 are reported in the Fuel Cell Products segment.  The intangible assets arising from this acquisition are amortized over their estimated useful life of 5 years.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.	Acquisition (cont’d):

The following is the preliminary purchase price allocation to the fair value of the identified assets acquired, and liabilities assumed at the date of acquisition:

Net assets acquired:
Inventories	$1,873
Prepaid right to inventory and other current assets	2,252
Property, plant and equipment	860
Intangible assets	3,389
Current liabilities	(881)
Total purchase consideration	$7,493

Management is currently carrying out a more specific analysis of the purchase price allocation and changes may be made to the determination of the fair value, the assets acquired, and liabilities assumed as further information becomes available.  As a result, the actual amounts allocated to the identifiable assets acquired and liabilities assumed may vary from the amounts initially recorded.

6.	Inventories:

During the three and nine months ended September 30, 2012, the write-down of inventories to net realizable value amounted to $220,000 and $552,000 (2011 - $109,000 and $349,000), respectively.  There were no reversals of previously recorded write-downs during the three and nine months ended September 30, 2012 and 2011.  Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

7.	Property, plant and equipment:

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment.

At September 30, 2012, the net carrying value for the Corporation’s leased assets is $13,210,000 (December 31, 2011 - $14,197,000)

8.	Intangible assets:

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense.  For the three and nine months ended September 30, 2012, amortization of $276,000 and $626,000 (2011 - $182,000 and $545,000) respectively, was recorded.  There were no impairment losses recorded during the three and nine months ended September 30, 2012 and 2011.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.	Investments:

Investments are comprised of the following:

	September 30, 2012		December 31, 2011
	Amount	Percentage ownership	Amountt	Percentage ownership
Chrysalix Energy Limited Partnership	$659	15.0%	$627	15.0%
Other	8		8
	$667		$635

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value.  During the three and nine months ended September 30, 2012, the Corporation made additional capital contributions of $nil and $44,000 (2011 – $nil and $102,000) in Chrysalix respectively.  The investment was offset by cash distributions from Chrysalix of $nil and $12,000 during the three and nine months ended September 30, 2012 respectively (2011 - $3,000 and $5,000).

10.	Bank facilities:

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 is made available to be drawn upon by the Corporation.  The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business.  Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank.  During the nine months ended September 30, 2012, the Corporation was advanced $6,780,000 (2011 - $7,579,000) under the bank operating line of which $2,046,000 (2011 - $260,000) was repaid. At September 30, 2012, $9,321,000 was outstanding on the Bank Operating Line.

The Corporation also has a CDN $3,323,000 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (note 7).  Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable at the option of the bank, if there has been, in the opinion of the bank, a material adverse change in the financial condition of the Corporation.  At September 30, 2012, $2,739,000 was outstanding on the Leasing Facility which is included in the finance lease liability.  The remaining $11,739,000 finance lease liability relates to the lease of the Corporation’s head office building.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

11.	Trade and other payables:

	September 30, 20122	December 31, 2011
Trade accounts payable	$6,906	$10,195
Compensation payable	3,450	6,615
Other liabilities	4,747	5,427
Taxes payable	490	456
	$15,593	$22,693

12.	Provisions:
`
	September 30, 2012	December 31, 20111
Legal	$-	$520
Restructuring charges	1,619	1,004
Warranty	8,552	8,049
Current	$10,171	$9,573

Decommissioning liabilities	$5,015	$4,733
Non-current	$5,015	$4,733

In July 2012, the Corporation completed a 7% workforce reduction and an overall curtailment of discretionary spending enacted to have a minimal impact on key product development initiatives and manufacturing capabilities.

13.	Convertible debenture:

The convertible debenture relates to financing to Dantherm Power A/S by the non-controlling partners and is redeemable at the option of Dantherm Power A/S subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%.  Prior to December 31, 2013 (the “Maturity Date”), the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power A/S.  The conversion price for convertible debenture notes entered into prior to January 1, 2012, of approximately DKK 9,120,000, have a conversion price of DKK 3.40 per share.  Convertible debenture notes of approximately DKK 5,066,000 entered into since January 1, 2012 have a conversion price of DKK 0.14 per share.  This conversion feature was determined to have a nominal value.  The Maturity Date may be extended to December 31, 2014 with approval of the subscribers.

During the three and nine months ended September 30, 2012, an additional $566,000 and $1,075,000, respectively, of convertible debt financing was advanced to Dantherm Power A/S by a non-controlling partner.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.	Equity:

(a)	Share options:

As at September 30, 2012 and 2011, options to purchase 7,192,445 and 7,619,219 common shares, respectively, were outstanding.  During the three and nine months ended September 30, 2012, compensation expense of $314,000 and $1,072,000 was recorded in net income, respectively, based on the grant date fair value of the awards recognized over the vesting period (2011 – $474,000 and $1,395,000).

During the three and nine months ended September 30, 2012, options to purchase 212,136 and 1,009,640 (2011 – 15,000 and 1,684,369) common shares were granted with a weighted average fair value of $0.44 and $0.80 (2011 – $0.76 and $1.19).  The granted options vest annually over three years.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Expected life	5 years	5 years	5 years	5 years
Expected dividends	Nil	Nil	Nil	Nil
Expected volatility	63%	62%	62%	64%
Risk-free interest rate	2%	2%	2%	3%

(b)	Deferred share units:

As at September 30, 2012 and 2011, 327,294 and 290,797 deferred share units (“DSUs”), respectively, were outstanding.  During the three and nine months ended September 30, 2012, 102,543 and 126,835 DSUs were issued respectively and compensation expense of $73,000 and $101,000 was recorded in net income for the respective periods.  During the three and nine months ended September 30, 2011, no DSUs were issued and no compensation expense was recorded in net income.

(c)	Restricted share units:

As at September 30, 2012 and 2011, 2,912,710 and 2,178,377 restricted share units (“RSUs”), respectively, were outstanding.  During the three and nine months ended September 30, 2012, 430,834 and 1,598,681 (2011 – 722,660 and 1,351,516) RSUs were issued.  Each RSU is convertible into one common share.  The RSU’s vest after a specific number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.	Equity (cont’d):

(c)	Restricted share units (cont’d):

In the previous quarter, certain outstanding restricted share units were assessed as expected to fail to meet the vesting criteria, and as a result, a downward adjustment to accrued share-based compensation expense for other restricted share units with vesting criteria expected to be met was recorded against net income.  The downward adjustment resulted in a net reduction to compensation expense of $10,000 in the nine months ended September 30, 2012.  During the three months ended September 30, 2012, $300,000 of compensation expense for other restricted share units with vesting criteria expected to be met was recorded in net income.  During the three and nine months ended September 30, 2011, $409,000 and $1,472,000 of compensation expense was recorded in net income respectively.

The Corporation did not repurchase any common shares during the three and nine months ended September 30, 2012.  During the three and nine months ended September 30, 2011, the Corporation repurchased 75,000 and 155,211 common shares for cash consideration of $100,000 and $235,000 respectively through the trust established for the purpose of funding RSU grants under the Corporation’s market purchase RSU plan.  During the three and nine months ended September 30, 2012, 25,225 and 124,884 (2011 – nil and 371,626) RSUs vested under the market purchase RSU plan and 25,224 and 125,460 (2011 – nil and 239,737) common shares were issued from the trust respectively.  As at September 30, 2012, the Corporation held 183,629 shares as treasury shares.

15.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates and the Corporation’s key management personnel.  The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices.  Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	September 30, 2012	December 31, 2011
Trade payables	$378	$260
Interest payable	$341	$141
Convertible debenture payable	$2,446	$1,592

	Three months ended September 30,		Nine months ended September 30,
Transactions during the period with related parties:	2012	2011	2012	2011
Purchases	$165	$111	$309	$456
Finance expense	$96	$51	$203	$98

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.	Supplemental disclosure of cash flow information:

	Nine months ended September 30,
Non-cash financing and investing activities:	2012	2011
Compensatory shares	$427	$2,039
Shares issued for acquisition (note 5)	$7,493	$-

17.	Operating segments:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Total revenues
Fuel Cell Products	$10,312	$13,321	$27,217	$29,596
Material Products	3,842	5,531	10,754	16,212
Contract Automotive	-	1,750	-	9,205
	$14,154	$20,602	$37,971	$55,013
Segment income (loss) for the period (1)
Fuel Cell Products	$(270)	$657	$(1,238)	$(2,295)
Material Products	646	1,592	2,568	4,780
Contract Automotive	-	361	-	1,762
Total	376	2,610	1,330	4,247
Corporate amounts
Research and product development	(3,107)	(4,918)	(9,771)	(14,859)
General and administrative	(4,062)	(2,884)	(9,498)	(10,036)
Sales and marketing	(1,657)	(2,518)	(5,508)	(7,596)
Net finance expense	(905)	(88)	(1,368)	(820)
Gain (loss) on sale of property, plant and equipment	24	333	(5)	757
Loss before income tax	$(9,331)	$(7,465)	$(24,820)	$(28,307)
(1)	Research and product development costs directly related to segments are included in segment income (loss) for the period.